UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

C-Bond System Inc.
 (Name of issuer)

Common Stock
(Title of class of securities)

12508X 10 9
(CUSIP number)

October 05, 2018
 (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


(1)

Names of reporting persons

BOKF, NA
(2)

Check the appropriate box if a member of a group
(see instructions)
(a)?
(b)[X]
(3)

SEC use only


(4)

Citizenship or place of organization

Oklahoma, United States of America
Numberof
shares
beneficially
ownedby
each
reporting
person
with:

(5)

Sole voting power

8,023,000


(6)

Shared voting power

0


(7)

Sole dispositive power

8,023,000


 (8)

Shared dispositive power

0
(9)

Aggregate amount beneficially owned by each reporting person

8,023,000
(10)

Check if the aggregate amount in Row (9) excludes certain shares
(see instructions)
?
(11)

Percent of class represented by amount in Row (9)

7.2%
(12)

Type of reporting person (see instructions)

BK


Item 1 (a).	Name of Issuer:  C-Bond Systems, Inc.

Item 1 (b).	Address of Issuer's Principal Executive Offices:
      6035 South Loop East, Houston, TX 77033

Item 2 (a).	Name of Person Filing:  BOKF, NA

Item 2 (b).	Address of Principal Business Office or, if none,
Residence:

      Bank of Oklahoma Tower
      P.O. Box 2300
      Tulsa, OK 74192

Item 2 (c).	Citizenship: 	BOKF, NA is a national bank formed
pursuant to the federal laws of the United States

Item 2 (d).	Title of Class of Securities:  Common Stock

Item 2 (e).	CUSIP No: 12508X 10 9

Item 3.	If this Statement is filed pursuant to Rule13d-1(b),
or 13d-2(b), check whether the person filing is a:

a.	[ ] Broker or dealer registered under Section 15 of the
Act;
b.	[X] Bank as defined in Section 3(a)(6) of the Act;
c.	[ ] Insurance company as defined in Section 3(a)(19) of the
Act;
d.	[ ] Investment company registered under Section 8 of the
Investment Company Act of 1940;
e.	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
f.	[ ] An employee benefit plan or endowment fund in
accordance with Rule 13d-1(b)(1)(ii)(F);
g.	 [ ] A parent holding company or control person in
accordance with Rule 13d-1(b)(1)(ii)(G);
h.	[ ] A savings associations as defined in Section 3(b) of
the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.	[ ] A church plan that is excluded from the definition of
an investment company under Section 3(c)(14) of the
	Investment Company Act of 1940;
j.	[ ] A non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J);
k.	[ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with
		Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.		Ownership

The percentages used herein are calculated based upon a total of 1111,939,633 shares of Common Stock issued and outstanding as of November 14, 2019. 8,023,000 shares of C-Bond Systems, Inc. are held in client trusts over which BOKF, NA has investment and voting discretion. BOKF, NA disclaim beneficial ownership of these shares.

BOKF, NA

(a) 	 Amount Beneficially Owned:  8,023,000 shares

(b)	Percent of Class: 7.2%

(c)	Number of Shares as to which Such Person has:

(i) sole power to vote or to direct the vote: 8,023,000 shares

	(ii)	shared power to vote or to direct the vote: 0 shares

	(iii)	sole power to dispose or to direct the
disposition of:  8,023,000 shares

	(iv)	shared power to dispose or to direct the disposition
of: 0 shares

Item 5.		Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Item 6.		Ownership of More Than Five Percent on Behalf of
Another Person

8,023,000 shares of C-Bond Systems, Inc. are held in client trusts over which BOKF, NA has investment and voting discretion.
No single
client owns more than 5% of issuer shares.

Item 7.	Identification and Classification of the Subsidiary
Which Acquired the  Security Being Reported on by the Parent
Holding Company

Not applicable.

Item 8.		Identification and Classification of Members of
the Group

Not applicable.

Item 9.		Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2020

BOKF, NA


By:
/s/  John C Morrow

      MORROW, JOHN C         Sr. VP & Chief Acct Off